Simpson Thacher & Bartlett llp

gaikokuho jimu bengoshi jimusho

ark hills sengokuyama mori tower 41st floor

9-10, roppongi 1-chome

minato-ku, tokyo 106-0032, japan

telephone: +81-3-5562-6200

facsimile: +81-3-5562-6202

Direct Dial Number +81-3-5562-6212	E-mail Address acannon@stblaw.com

May 3, 2022

CONFIDENTIAL AND VIA EDGAR

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coincheck Group B.V.

Draft Registration Statement on Form F-4

Dear Mr. Pande:

Our client, Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”), submitted a draft Registration Statement on Form F-4 (the “Registration Statement”) via EDGAR for confidential review on April 4, 2022. The Registration Statement relates to a business combination agreement among the Company, Coincheck, Inc., a Japanese corporation (kabushiki kaisha) (“Coincheck”), and Thunder Bridge Capital Partners Ⅳ, Inc., a Delaware corporation and special purpose acquisition company listed on the Nasdaq Global Market (“Thunder Bridge”). Pursuant to the business combination agreement, a Delaware merger subsidiary of the Company will merge with and into Thunder Bridge and holders of shares and warrants of Thunder Bridge will exchange their securities for shares and warrants of the Company. In addition, Monex Group, Inc., a Japanese corporation (kabushiki kaisha) and the controlling shareholder of Coincheck, will cause the outstanding common shares of Coincheck to be exchanged for shares of the Company, making Coincheck an indirect, wholly owned subsidiary of the Company.

The primary business of Coincheck is to operate trading platforms for crypto assets in Japan, and Coincheck is registered as a crypto asset exchange services provider with Japan’s Financial Services Agency. In the ordinary course of its operations, Coincheck holds deposited crypto assets of its customers. As disclosed in Note 13 to its consolidated financial statements prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and included in the Registration Statement, crypto assets deposited by customers and considered not to be controlled by Coincheck totaled 385,578 million yen as of March 31, 2021. Following submission of the draft Registration Statement, Sharon Blume of the Division of Corporation Finance informed the Company that the Staff will not review the Registration Statement until it has been updated in light of the guidance contained in Staff Accounting Bulletin (SAB) No. 121 issued on March 31, 2022 relating to accounting for the obligation to safeguard crypto assets held for platform users.

New York	Beijing	Hong Kong	Houston	London	Los Angeles	Palo Alto	Sao paulo	Washington, D.C.
simpson thatcher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws. additional information is available upon request or at www.simpsonthacher.com.
primary qualification: new york

Simpson Thacher & Bartlett llp gaikokuho jimu bengoshi jimusho

May 3, 2022

The Company recognizes the significance of Coincheck’s obligations for the custody of customer crypto assets to the operation of its business. The Company has consulted with its advisors, as well as its external auditor KPMG AZSA LLC, regarding how to provide enhanced disclosure regarding the crypto assets deposited by customers, the laws and regulations applicable in Japan to their custody, and the related risks to Coincheck. A summary of the proposed disclosures, including an analysis of the accounting treatment of crypto assets deposited by customers under IFRS, is included below. The Company respectfully requests the opportunity to discuss the proposed approach with the Staff in order to facilitate the smooth review of the Registration Statement following its resubmission.

Disclosure regarding crypto assets deposited by customers in the forepart of the Registration Statement

In connection with its regulatory reporting in Japan, Coincheck measures the fair value of crypto assets deposited by customers as of each reporting date in accordance with IFRS 13, “Fair Value Measurement.” In its disclosure of key operating information in the forepart of the Registration Statement, Coincheck will revise to disclose the total amount of crypto assets deposited by customers included in Note 13 to the consolidated financial statements, as well as separate disclosure of the amount and nature of each type of crypto asset that accounts for 10% or greater of the total, as of each balance sheet date. For your reference, the relevant amounts are:

	As of March 31,				As of September 30,
	2020		2021		2020		2021
Ticker	(quantity)	(millions of yen)	(quantity)	(millions of yen)	(quantity)	(millions of yen)	(quantity)	(millions of yen)

BTC(1)	34,370.75	¥24,034	29,333.31	¥190,124	32,861.11	¥37,321	30,210.41	¥145,320
ETH(2)	267,546.01	3,847	209,800.38	42,575	242,489.67	9,109	205,883.64	68,401
XRP(3)	972,057,159.56	18,584	735,469,019.80	44,571	935,110,287.38	23,811	641,966,448.65	67,319
IOST(4)	—	—	8,745,945,551.36	51,585	3,090,440,289.99	1,895	7,931,168,541.52	47,307
Others	—	8,316	—	56,723	—	15,523	—	52,095
Total	—	¥54,781	—	¥385,578	—	¥87,660	—	¥380,442

Notes:

(1)	The first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.

(2)	A decentralized global computing platform that supports smart contract transactions and peer-to-peer applications, or “Ether,” the native crypto assets on the Ethereum network.

(3)	The native crypto assets on the XRP ledger, a decentralized global system developed by Ripple Labs Inc. for the purpose to support payment settlement system by blockchain.

(4)	The native crypto assets on the IOS blockchain, a decentralized global computing platform developed by Internet of Service Foundation Ltd. for the purpose to improve scalability of existing blockchain.

Simpson Thacher & Bartlett llp gaikokuho jimu bengoshi jimusho

May 3, 2022

Under “Information about Coincheck—Regulatory Environment”, the draft Registration Statement included a summary of the regulations applicable to Coincheck in Japan as a crypto asset exchange services provider, including those relating to the custody of crypto assets deposited by its customers. In light of the guidance in SAB No. 121, Coincheck will further enhance such disclosure, including to describe the penalties applicable in the event of a failure to follow the prescribed requirements as well as the treatment of crypto assets deposited by customers under the Payment Services Act of Japan in the event of a bankruptcy of Coincheck.

With respect to the risks associated with crypto assets deposited by customers, the Company has similarly reviewed the risk factors in the Registration Statement to enhance the disclosure in a manner responsive to the guidance in SAB No. 121. While the draft submitted contained separate risk factor disclosure relating to Coincheck’s ability to safeguard customer crypto assets in accordance with applicable regulations and to protect the private keys necessary for access to customer crypto assets, the Company has revised such disclosures to also reference the enhanced disclosure regarding the regulatory regime applicable in Japan referenced above. It is the Company’s intention to disclose appropriately the technological, legal, contractual and regulatory risks associated with its custody of crypto assets deposited by customers to prospective holders of its shares.

Coincheck regards the amount of total customer assets, which includes crypto assets deposited by customers, as one of its key operating metrics. In the discussion of potential factors affecting the trend in the level its customer assets in the section entitled “Coincheck Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the potential impact to total customer assets of any failure to safeguard customer crypto assets will also be highlighted.

In the above manner, the Company intends to add both quantitative and qualitative disclosures relating to crypto assets deposited by customers, the laws and regulations applicable in Japan to their custody, and the related risks to Coincheck to the forepart of the draft Registration Statement.

Treatment of crypto assets deposited by customers under IFRS

Coincheck adopted International Finance Reporting Standards (IFRS) for financial reporting purposes from the fiscal year ended March 31, 2021, using a transition date of April 1, 2019. Accordingly, the audited consolidated financial statements of Coincheck included in the draft Registration Statement as of and for the year ended March 31, 2021, include the comparative statement of position as of April 1, 2019 (the transition date to IFRS), March 31, 2020 and March 31, 2021 in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards.” Coincheck also includes interim consolidated financial statements as of September 30, 2021 and for the six months ended September 30, 2020 and 2021 prepared in accordance with IFRS. After June 30, 2022, Coincheck intends to update such financial statements through the inclusion of audited consolidated financial statements as of and for the year ended March 31, 2022.

Simpson Thacher & Bartlett llp gaikokuho jimu bengoshi jimusho

May 3, 2022

Under IFRS, there are no accounting standards or interpretations issued by the IFRS Interpretations Committee that specifically address the transactions of crypto assets. In accounting for crypto assets deposited by customers, Coincheck has thus followed the requirements of paragraphs 10-12 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and referred to the “Conceptual Framework for Financial Reporting” and standards related to similar matters. In this context, Coincheck considers various factors to evaluate whether Coincheck has control for accounting purpose over crypto assets deposited by customers.

In particular, Coincheck considers the regulatory requirements applicable to the custody of crypto assets deposited by customers in Japan. Under Japan’s Payment Services Act, a crypto asset exchange services provider such as Coincheck must segregate users’ fiat currency and crypto assets from its own property. For purposes of fiat currency management, deposited amounts must be held in trust with a trust bank or trust company for protection against the provider’s bankruptcy. With respect to crypto assets, stringent rules have been put in place in Japan to protect users from leakages of crypto assets and from the bankruptcy of a crypto asset exchange services provider. Those rules require that:

●	a provider must manage crypto assets deposited by users and its own crypto assets in separate wallets;

●	a provider must manage at least 95% of crypto assets deposited by users in wallets that are not connected to the internet (so-called “cold wallets”);

●	while a provider is permitted to manage up to 5% of deposited crypto assets (i.e., the portion that is not covered in the immediately preceding bullet point) in a wallet other than a cold wallet (so-called “hot wallets”), it must manage the same type and amount of its own crypto assets (“Redemption Guarantee Crypto Assets”) in a cold wallet to protect users against the risk of leakages of crypto assets from the hot wallets; and

●	users will have preference rights to repayment over the deposited crypto assets and Redemption Guarantee Crypto Assets under Japan’s Payment Services Act (PSA). Such priority security interest is specifically stipulated in the PSA, since it is not clear whether bankruptcy segregation would otherwise be effective for deposited crypto assets and Redemption Guarantee Crypto Assets in the event of the failure of such provider.

Coincheck believes the requirements of this regulatory framework significantly reduce risks of loss or theft through hacking incidents (see 4.24 of the Conceptual Framework),

In addition, Coincheck has considered the terms of its standard contractual agreement with customers. Those terms do not permit the Company to direct the use of customer crypto assets without explicit consents from the customer. For example, the Company is precluded from lending the crypto assets unless the customer consents to do so. This substantially restricts the Company’s ability to direct the use of the economic resource and obtain the economic benefits that may flow from it (see 4.19-4.21 of the Conceptual Framework.)

Simpson Thacher & Bartlett llp gaikokuho jimu bengoshi jimusho

May 3, 2022

Based on the factors outlined above, Coincheck has concluded that crypto assets deposited by customers and not borrowed by Coincheck are not controlled by Coincheck, considering all the facts and circumstances relevant to its holding of the deposited crypto assets. Accordingly, the deposited customer crypto assets are not recognized and presented in the statement of financial position in its consolidated financial statements prepared in accordance with IFRS.

Following the issuance of SAB No. 121, Coincheck has again reviewed such analysis together with the consultant it retained in connection with its initial adoption of IFRS and with its external auditor. In particular, Coincheck has evaluated whether it should recognize a safeguarding liability and corresponding asset, with respect to crypto assets deposited by users for which it holds the private cryptographic key.

As a result of those further discussions, Coincheck and its advisors believe there are unique challenges for the application of SAB No.121 relating to the conduct of Coincheck’s operations in Japan and the regulatory regime applicable to its custody of users’ crypto assets:

-	With respect to ongoing discussion of SAB No.121, Coincheck understands that there are outstanding concerns in general as to whether SAB No.121 is consistent with requirements of IFRS as currently issued by the IASB and the Conceptual Framework.

-	The Company and its advisors are uncertain how the SAB No. 121 requirements align with the SEC’s Final Rule on “Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards Without Reconciliation to U.S. GAAP” (#33-8879 from December 2007) which appears to contemplate that the requirements under SABs and SEC Regulation S-X are not applicable to IFRS-IASB preparers if those are specific to accounting matters and not approved by the IASB.

Because of these issues, Coincheck has been advised that application of SAB No.121 may give rise to inconsistency with relevant requirements of IFRS. Hence, Coincheck’s management would like to clarify whether its statement of compliance in the basis of preparation note to the IFRS financial statements could continue to state “compliance with IFRS as issued by the IASB” if Coincheck records a safeguarding liability and corresponding asset, with respect to crypto assets deposited by users, in its statement of financial position. Likewise, it would be helpful for the external auditor to confirm with the staff whether its (presumed) unqualified audit report issued in accordance with PCAOB AS 3101 could state “compliance with IFRS as issued by the IASB” under that scenario.

Given the current uncertainty regarding the reconciliation of the guidance in SAB No. 121 with the application of IFRS to Coincheck’s particular situation, the Company respectfully submits that the inclusion of the proposed quantitative and qualitative information in the forepart of the Registration Statement will provide potential holders of the Company’s shares with information necessary to evaluate Coincheck’s risks and responsibilities with respect to crypto assets deposited by its customers. Accordingly, the Company requests that the Staff commence its review of a draft Registration Statement resubmitted in keeping with the approach outlined above. If there are additional developments going forward with respect to application of IFRS to transactions in crypto assets, the Company will continue to monitor and to take those into consideration.

* * *

Simpson Thacher & Bartlett llp gaikokuho jimu bengoshi jimusho

May 3, 2022

We would welcome the opportunity to discuss the Company’s situation at your convenience. Please do not hesitate to contact me at +81-3-5562-6212 (work), +81-80-4886-1776 (mobile) or acannon@stblaw.com (email) or Xochitl Romo at +81-3-5562-6221 (work), +81-80-4349-8069 (mobile) or xochitl.romo@stblaw.com (email) with any questions.

Very truly yours,

Alan Cannon

Enclosures

cc:	Coincheck Group B.V.
Akira Inoue

Nelson Mullins Riley & Scarborough LLP
Jon Talcott
Peter Strand

KPMG AZSA LLP
Atsunori Sadahiro